UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions	$ 34,581,659
Advisory fees	12,812,027
Principal Transactions — Net	10,972,391
Bank deposit sweep fees	9,426,046
Interest, net	1,151,302
Other income	533,831
Total revenues	69,477,256
EXPENSES:	
Salaries and employee benefits	41,026,205
Management fees	17,137,477
Clearing expenses	5,112,834
Occupancy and equipment	3,380,957
Market and Data	1,572,820
Regulatory fees	754,978
Other	4,370,490
Total expenses	73,355,761
LOSS BEFORE INCOME TAXES	(3,878,505)
INCOME TAX BENEFIT	(767,372)
NET LOSS	$ (3,111,133)

See accompanying notes to financial statements.